EXHIBIT 99.1

Santiago, April 15, 2008

Mr.

Chief Executive Officer

CORPBANCA

Mr. Chief Executive Officer:

In reference to your letter No. SBIF/278/2008, dated March 17, 2008, requesting approval of a program to purchase shares issued by CorpBanca in accordance with article 27D of the Law No. 18,046, and in accordance with the agreements reached in the meeting of the Board of Directors held on March 11, 2008, subject to the approval of the program by an Extraordinary Shareholders’ Meeting.

In relation to this matter, the agency does not see any objections in approving your request.

Sincerely,

Gustavo Arriagada Morales

Superintendent of Banks and Financial Institutions